Exhibit 99(a)(1)(E)

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May 31, 2023
Dear Financial Professional,
Our records indicate that you have clients invested in the common stock of Hancock Park Corporate Income, Inc. (“HPCI”).
On May 24, 2023, HPCI filed its second quarter tender offer materials on Schedule TO with the Securities and Exchange Commission (“SEC”). A copy of the offer to purchase and other associated materials will be distributed to HPCI stockholders.

You may view all other HPCI filings on the SEC’s EDGAR website. Thank you for discussing this update with your clients, and we will continue to keep you informed. If you have any questions, please contact HPCI at 866.521.0365.

Sincerely, Hancock Park Corporate Income, Inc. 866.521.0365
info@HancockParkIncome.com